SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTEGRATED SILICON SOLUTION, INC.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

45812P107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Scott D. Howarth

President and Chief Financial Officer

1940 Zanker Road

San Jose, CA 95112

Tel: (408) 969-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

J. Robert Suffoletta, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

8911 Capital of Texas Highway

Austin, TX 78759

(512) 338-5400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable
*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

PRESS RELEASE

INTEGRATED SILICON SOLUTION, INC. ANNOUNCES REPURCHASE PLAN AND COMMENCEMENT OF TENDER OFFER

San Jose, California (November 28, 2007) – Integrated Silicon Solution, Inc. (Nasdaq: ISSI) (the “Company”), today announced that its Board of Directors has approved the repurchase of up to $80 million of its shares of common stock. ISSI intends to use $70 million of this amount to repurchase up to 10 million shares of its common stock through a self-tender offer at a price of $7.00 per share. The balance of the remaining cash will be used for the purchase of additional shares, from time to time, through open-market transactions under Rule 10b-18.

The tender price of $7.00 represents a premium of approximately 15% over ISSI’s closing stock price of $6.10 on November 28, 2007. The tender offer is expected to commence in early December 2007, and will be subject to certain customary conditions. Today’s repurchase plan announcement replaces the Company’s previously announced $30 million stock buyback plan.

Although the Company’s Board of Directors has approved this tender offer, neither the Company’s Board of Directors nor its management is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders are urged to evaluate carefully all information regarding the tender offer and consult their own investment and tax advisors before making their decision as to whether to tender their shares and, if so, how many shares to tender.

Bryant R. Riley and certain stockholders of ISSI affiliated with Mr. Riley have advised ISSI that they intend to tender an unspecified number of shares held by them pursuant to the offer. Bryant Riley is a member of ISSI’s Board of Directors and its nominating committee and compensation committee. Melvin Keating has also indicated that he intends to tender an unspecified number of shares held by him pursuant to the offer. Mr. Keating is a member of ISSI’s Board of Directors and its audit committee. At the close of the tender offer, both Bryant Riley and Melvin Keating have agreed to resign from the Board of Directors of ISSI.

“Over the last 18 months, management and the Board members have diligently worked together for the benefit of ISSI and its stockholders and customers. During that time, the Company has reached operating profitability for the first time in 3 years, reported solid growth in revenues and introduced a broad array of new products. With the Company’s $138 million of cash and marketable securities and recent operating profitability, we believe that a significant tender offer of $70 million at a price of $7.00 is in the best interest of stockholders,” said Bryant Riley. He added “We believe that the Company is in the best shape it has been in for some time and we have confidence in management and the Board”.

“I would like to thank Bryant and Mel for their significant contributions to ISSI during the past year to enhance the long term potential of ISSI,” said Jimmy Lee, CEO and Chairman of the Board of ISSI. “The Board believes this share repurchase program demonstrates our confidence in ISSI’s current business plan and provides an immediate return to stockholders. Following the transaction, ISSI will still maintain a strong balance sheet and believes it will have the available capital to grow its business,” added Mr. Lee.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock and specific instructions will only be made pursuant to the Offer to Purchase and related materials to be mailed to stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. In addition, the Company is also filing with the SEC on Schedule TO the Offer to Purchase, the related Letter of Transmittal and other materials related to the tender offer, which will be available once filed through the SEC’s internet address at http://www.sec.gov without charge. These documents also may be downloaded without charge from the Company’s website at www.issi.com.

The dealer manager for the offer is Jefferies & Company, Inc. Georgeson will serve as the information agent and Mellon Investor Services will be the depositary for the tender offer. Questions relating to the tender offer should be directed to Georgeson at (800) 843-1285, or (212) 440-9800.

About the Company

ISSI is a fabless semiconductor company that designs and markets high performance integrated circuits for the following key markets: (i) digital consumer electronics, (ii) networking, (iii) mobile communications and (iv) automotive electronics. The Company’s primary products are high speed and low power SRAM and low and medium density DRAM. The Company also designs and markets EEPROM, SmartCards and is developing selected non-memory products focused on its key markets. ISSI is headquartered in Silicon Valley with worldwide offices in Taiwan, China, Europe, Hong Kong, India, Korea and Singapore. ISSI’s web site is at www.issi.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements concerning our planned stock repurchase program, plans to tender shares by Mr. Riley, his affiliates and Mr. Keating, board resignations, the tender offer being in the best interests of stockholders, confidence in management, confidence in current business plan, strong balance sheet and having available capital are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include stock price volatility, the Company’s business conditions, cash balances, the effect of economic conditions and interest rates, supply and demand conditions in the market place, unexpected reductions in average selling prices for our products, our ability to sell our products for key applications and the pricing and gross margins achieved on such sales, our ability to control or reduce operating expenses, changes in manufacturing yields, order cancellations, order rescheduling, product warranty claims, competition, the level and value of inventory held by OEM customers and other risks listed from time to time in the Company’s filings with the Securities and Exchange Commission, including the Company’s Form 10-Q for the period ended June 30, 2007. The Company assumes no obligation to update or revise the forward-looking statements in this release because of new information, future events, or otherwise.

CONTACT:

Scott Howarth

President & CFO

Investor Relations

(408) 969-6600

ir@issi.com